EXHIBIT 4.5

DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following is a general description of the common stock of Radian Group Inc. (the “Company”) and does not purport to be complete. For a complete description of the terms and provisions of the common stock, refer to the Company's Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each of which is an exhibit incorporated by reference into the Annual Report on Form 10-K of which this exhibit is a part. This summary is qualified in its entirety by reference to these documents.

Authorized and Outstanding Capital Stock

The Company is authorized to issue a total of 505,000,000 shares of capital stock, with a par value of $0.001 per share. Of the authorized amount, 485,000,000 of the shares are designated as common stock and 20,000,000 of the shares are designated as preferred stock.

As of February 16, 2026 there were 136,252,622 shares of common stock issued and outstanding, and no shares of preferred stock were issued or outstanding.

Description of Common Stock

General. Each share of the Company’s common stock has the same rights and privileges. Holders of the common stock do not have any preferences or any preemptive, redemption, subscription, conversion or exchange rights. All of the outstanding shares of common stock are fully paid and nonassessable. The Company’s common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “RDN.”

Voting Rights. The holders of common stock are entitled to vote upon all matters submitted to a vote of stockholders and are entitled to one vote for each share of common stock held. There is no cumulative voting.

Dividends. Subject to the prior rights and preferences, if any, applicable to shares of preferred stock or any series of preferred stock, the holders of common stock are entitled to participate ratably in all dividends, payable in cash, stock or otherwise, that may be declared by the Company’s board of directors out of any funds legally available for the payment of dividends. Each such distribution will be payable to holders of record as they appear on the Company’s stock transfer books on such record dates and dividend dates as may be fixed by the board of directors.

Liquidation and Distribution. If the Company voluntarily or involuntarily liquidates, dissolves or winds-up, or upon any distribution of assets, the holders of common stock will be entitled to receive, after distribution in full of the preferential amounts, if any, to be distributed to the holders of preferred stock or any series of preferred stock, all of the remaining assets available for distribution equally and ratably in proportion to the number of shares of common stock held by them.

Description of Preferred Stock

General. The preferred stock authorized under the Certificate of Incorporation may be issued from time to time in one or more series. The Company’s board of directors has the full authority permitted by law to establish, without further stockholder approval, one or more series and the number of shares constituting each such series and to fix by resolution full or limited, multiple or fractional, or no voting rights, and such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of the preferred stock that may be desired. Subject to the limitation on the total number of shares of preferred stock which the Company has authority to issue under the Certificate of Incorporation, the board of directors is also authorized to increase or decrease the number of shares of any series, subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series is so decreased, the shares constituting such decrease will resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. The Company may amend from time to time the Certificate of Incorporation and Bylaws to increase the number of authorized shares of preferred stock or common stock or to make other changes or additions.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws. Certain provisions of the Certificate of Incorporation and Bylaws summarized below may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium over the market price for the Company’s securities.

The Certificate of Incorporation and Bylaws provide:

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that the Company may issue preferred stock with such rights, preferences, privileges and limitations as the board of directors may, without prior stockholder approval, establish;
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that special meetings of stockholders may only be called by the chairman of the board, a majority of the board of directors or the holders of a majority of the shares of common stock then outstanding;
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advance notice procedures to bring business before an annual meeting of stockholders and with regard to the nomination, other than by or at the direction of the board of directors or a committee of the board, of candidates for election as directors; and
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that the Court of Chancery of the State of Delaware is the sole and exclusive forum (or, if no such state court has jurisdiction, the federal district court for the District of Delaware) for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of any duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders, (iii) action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company arising out of or relating to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or Bylaws (each, as in effect from time to time), (iv) action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine of the State of Delaware or (v) other action asserting an internal corporate claim, as defined in Section 115 of the Delaware General Corporation Law, and that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Restrictions on Ownership Under Insurance Laws. The application of various U.S. state insurance laws could be a significant deterrent to any person interested in acquiring control of the Company. The insurance and insurance holding company laws of each of the jurisdictions in which the Company’s insurance subsidiaries are incorporated or commercially domiciled govern any acquisition of control of the Company’s insurance subsidiaries or of the Company. In general, these laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received the prior approval of the insurance regulatory authorities. An acquisition of control generally is presumed in the case of any person or entity who purchases 10% or more of the Company’s outstanding common stock, unless a request for an exemption from the acquisition of control is filed by the acquirer and subsequently approved by all of the applicable insurance regulatory authorities.

Similar restrictions apply in the United Kingdom. Under the Financial Services and Markets Act 2000, any person (together with persons “acting in concert”) who proposes to directly or indirectly acquire 10% or more of the shares or voting power in a U.K. authorized insurance company or Lloyd’s of London managing agent or its parent, or otherwise to acquire “control,” must provide prior notice to the Prudential Regulation Authority (the “PRA”). The PRA consults with the Financial Conduct Authority to consider the application to acquire control. In addition, a person who is already deemed to have “control” will require prior approval of the PRA if such person proposes to increase their level of control beyond certain percentages.

Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law applies to the Company because it is listed on a national securities exchange. Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an “interested stockholder,” as defined below, for a period of three years from the date that person became an interested stockholder, unless:

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the transaction that results in a person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder;
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upon consummation of the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owned 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans; or
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at or after the time the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders.

Under Section 203, an “interested stockholder” is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is:

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the owner of 15% or more of the outstanding voting stock of the corporation; or
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an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder.

Transfer Agent and Registrar. The transfer agent and registrar for the common stock is Computershare, Inc.